SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. -------)

                	Kinder Morgan Inc.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                             49455P101
------------------------------------------------------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	Kinder Morgan Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	500 Dallas, Suite 1000
	Houston, TX 77002
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Davis Ptrns Fnd
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
Davis Growth Opportunity
DNE Corp
Davis New York Venture
Davis Research Fund
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Opportunities
Sicav Davis Value Fund
SS Barney Large Cap V
Selected Special Shares
Stobie Creek
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	49455P101
Item 3	1FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	   8,037,270 shares
Abar Foundation			 1,500
American Electric		 45,300
Atlanta Gas & Light		 8,700
Atmos Energy			 5,600
Avon Old Farms			 1,200
AXP Partners			 37,500
Bowne & Co.			 3,300
Catholic Mutual			 1,700
Champa Trust			 2,400
Davis Ptrns Fnd			 121,500
Del Labs PenPl			 800
Del Labs-Lacrss			 70
DetroitLaborers			 13,600
Davis Growth Opportunity	 100,000
DNE Corp			 1,000
Davis New York Venture		 4,997,000
Davis Research Fund		 20,000
Davis VaraValue			 62,900
Electrical Workers Annuity	 10,100
Electrical Workers Pension	 19,000
Emma Willard			 2,000
Fishkind LLC			 2,000
Genesis Depreciation		 2,700
Genesis Foundation		 1,000
Genesis Pension			 1,300
Galveston			 2,100
Georgia Corp			 17,800
Gonzaga Univ			 3,300
GrangeFT			 4,300
Hathaway			 2,900
Hirsch			 	 1,200
Hoff Family Tr.			 1,900
Lewis & Roca			 1,100
MassMutual Prt			 118,800
MassMutual Var			 8,200
Mattin A			 1,600
Mattin B			 1,600
Medcen			 	 1,300
MennenFT			 6,600
Methodist Home			 10,100
MetLife SIP			 12,000
Milder CP			 2,400
Minn Retail			 12,500
Manulife Value			 25,400
Mt. Sinai			 6,500
Mutual Protect			 1,300
NASD			 	 7,300
NASDRegulation			 7,900
NedsIsland			 4,300
NM Mutual			 2,500
Noramco Davis			 1,900
NYC Superior			 4,400
Plumbers & Pipefitters		 1,600
SunAmerica Davis Venture Value	 574,700
Prudential SP			 22,800
Quadsan			 	 2,500
Rappaport			 1,300
RL Polk			   	 1,800
Selected American Shares	 1,257,100
Scudder - SVS			 27,000
Sicav Davis Opportunities	 11,500
Sicav Davis Value Fund		 77,400
SS Barney Large Cap V		 12,200
Selected Special Shares		 36,700
Stobie Creek			 4,800
Sun America Style Select	 9,000
Sun America Style LCV		 6,800
Suburban Propane		 3,400
SunLifeValue			 12,500
Tallahassee			 11,700
Temple			 	 800
Union Dale			 1,600
Via			 	 2,300
Volvo			 	 2,700
Wallace Retire			 9,200
Wellstar			 3,100
New England Zenith		 209,400

	(b)  Percent of class   7.20%
Abar Foundation			0.00%
American Electric		0.04%
Atlanta Gas & Light		0.01%
Atmos Energy			0.01%
Avon Old Farms			0.00%
AXP Partners			0.03%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
Davis Ptrns Fnd			0.11%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.01%
Davis Growth Opportunity	0.09%
DNE Corp			0.00%
Davis New York Venture		4.48%
Davis Research Fund		0.02%
Davis VaraValue			0.06%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.02%
Emma Willard			0.00%
Fishkind LLC			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Galveston			0.00%
Georgia Corp			0.02%
Gonzaga Univ			0.00%
GrangeFT			0.00%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
MassMutual Prt			0.11%
MassMutual Var			0.01%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
MennenFT			0.01%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.01%
Manulife Value			0.02%
Mt. Sinai			0.01%
Mutual Protect			0.00%
NASD				0.01%
NASDRegulation			0.01%
NedsIsland			0.00%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.51%
Prudential SP			0.02%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Selected American Shares	1.13%
Scudder - SVS			0.02%
Sicav Davis Opportunities	0.01%
Sicav Davis Value Fund		0.07%
SS Barney Large Cap V		0.01%
Selected Special Shares		0.03%
Stobie Creek			0.00%
Sun America Style Select	0.01%
Sun America Style LCV		0.01%
Suburban Propane		0.00%
SunLifeValue			0.01%
Tallahassee			0.01%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
New England Zenith		0.19%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   8,037,270

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	8,037,270
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002